December 17, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:     Andover Medical, Inc.

Registration Statement on Form SB-2

Registration No. 333-142387

By:  Edgar Correspondence

Dear Ladies and Gentlemen:

The undersigned, Andover Medical, Inc., a Delaware corporation (the “Company”), has filed a Registration Statement on Form SB-2 (No. 333-142387) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the effective date of the Registration Statement be accelerated to 4PM on Wednesday, December 19, 2007 or as soon thereafter as is possible.

Andover Medical, Inc.

By:	/s/ Edwin A. Reilly
Edwin A. Reilly, Chief Executive Officer

510 Turnpike Street | Suite 204 | North Andover, MA | 01845 | T 978.557.1001

F 978.557.1004 | www.andovermedical.com